UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 11, 2023

Pyxis Oncology, Inc.

(Exact name of Registrant as Specified in Its Charter)

Delaware	001-40881	83-1160910
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

321 Harrison Avenue
Boston, Massachusetts		02118
(Address of Principal Executive Offices)		(Zip Code)

Registrant’s Telephone Number, Including Area Code: 617-221-9059

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.001 per share	PYXS	The Nasdaq Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☒

Item 8.01 Other Events.

As previously announced, on May 23, 2023, Pyxis Oncology, Inc. (the “Company”) entered into an Agreement and Plan of Merger with Apexigen, Inc., a Delaware corporation (“Apexigen”) and Ascent Merger Sub Corp., a Delaware corporation and wholly-owned subsidiary of the Company (“Merger Sub”), pursuant to which, upon the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will merge with and into Apexigen, with Apexigen surviving as a wholly owned subsidiary of the Company.

This Current Report on Form 8-K is being filed to provide the financial information set forth in Item 9.01 below, which gives effect to the foregoing transactions as set forth therein, so that, among other purposes, such financial information is incorporated by reference into our registration statements filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended.

Item 9.01 Financial Statements and Exhibits.

(b) Pro Forma Financial Information

The unaudited pro forma condensed combined financial information, comprised of an unaudited pro forma condensed combined balance sheet as of March 31, 2023 and unaudited pro forma condensed combined statements of operations for the three months ended March 31, 2023 and the year ended December 31, 2022, and the related notes, are filed as Exhibit 99.1 to this Current Report on Form 8-K.

(d) Exhibits
Exhibit No.	Description
99.1	Unaudited Pro Forma Condensed Combined Financial Information as of March 31, 2023 and for the three months ended March 31, 2023 and the year ended December 31, 2022.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

Additional Information and Where to Find It

This Current Report on Form 8-K is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination and shall not constitute an offer to sell or a solicitation of an offer to buy any securities nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933. The Company has filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 in connection with the transaction and Apexigen has filed with the SEC and mailed to its stockholders a proxy statement/prospectus in connection with the transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders are able to obtain free copies of the registration statement and the proxy statement/prospectus and other documents filed with the SEC by the Company and Apexigen through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders are able to obtain free copies of the registration statement and the proxy statement/prospectus from the Company by contacting ir@pyxisoncology.com or from Apexigen by contacting ir@apexigen.com.

Participants in the Solicitation

The Company and Apexigen, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding the Company’s directors and executive officers is contained in the Company’s proxy statement, filed with the SEC on April 28, 2023. Information regarding Apexigen’s directors and executive officers is contained in Apexigen’s Annual Report on Form 10-K, filed with the SEC on February 22, 2023. Additional information regarding the persons who may be deemed participants in the proxy solicitation and a description of their direct and indirect interests in the proposed business combination are available in the registration statement and the proxy statement/prospectus.

Forward Looking Statements

This Current Report on Form 8-K contains forward-looking statements for the purposes of the safe harbor provisions under the Private Securities Litigation Reform Act of 1995 and other federal securities laws. These statements are often identified by the use of words such as “anticipate,” “believe,” “can,” “continue,” “could,” “estimate,” “expect,” “intend,” “likely,” “may,” “might,” “objective,” “ongoing,” “plan,” “potential,” “predict,” “project,” “should,” “to be,” “will,” “would,” or the negative or plural of these words, or similar expressions or variations, although not all forward-looking statements contain these words. We cannot assure you that the events and circumstances reflected in the forward-looking statements will be achieved or occur and actual results could differ materially from those expressed or implied by these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those identified herein, and those discussed in the section titled “Risk Factors” set forth in the Company’s Registration Statement on Form S-4 related to the proposed business combination, the Company’s Annual Report on Form 10-K for the year ended December 31, 2022, the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2023, the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2023, Apexigen’s Annual Report on Form 10-K for the year ended December 31, 2022, Apexigen’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2023 and Apexigen’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2023, each of which is on file with the SEC. Among other things, there can be no guarantee that the proposed business combination will be completed in the anticipated timeframe or at all, that the conditions required to complete the proposed business combination will be met, that the combined company will realize the expected benefits of the proposed business combination, if any, that the clinical stage assets will progress on anticipated timelines or at all, or that the combined company will be successful in progressing its pipeline through development and the regulatory approval process. These risks are not exhaustive. New risk factors emerge from time to time, and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date hereof and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely upon these statements. Except as required by law, we undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date of such statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Pyxis Oncology, Inc.

Date:	August 11, 2023	By:	/s/ Pam Connealy
Pam Connealy Chief Financial Officer and Chief Operating Officer

Exhibit 99.1

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The Merger

On May 23, 2023, Pyxis Oncology, Inc., a Delaware corporation (“Pyxis Oncology” or the “Company”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among the Company, Ascent Merger Sub Corp., a Delaware corporation and wholly-owned subsidiary of the Company (“Merger Sub”), and Apexigen, Inc., a Delaware corporation (“Apexigen”), pursuant to which, subject to the terms and conditions set forth therein, Merger Sub will merge with and into Apexigen (the “Merger”), with Apexigen surviving such Merger as a wholly-owned subsidiary of the Company. Definitions for the capitalized terms used in this section are provided herein.

Subject to the terms and conditions set forth in the Merger Agreement, at the effective time of the Merger (the “Effective Time”):

a)

Each share of common stock, par value $0.0001 per share, of Apexigen (the “Apexigen Common Stock”) that is issued and outstanding immediately prior to the Effective Time (other than (i) treasury shares, and (ii) any shares of Apexigen Common Stock held directly by the Company or Merger Sub) will automatically be converted into the right to receive 0.1725 (the “Exchange Ratio”) shares of common stock, par value $0.001 per share, of Pyxis Oncology (the “Company Common Stock” or “Pyxis Oncology Common Stock”). No fractional shares of Company Common Stock will be issued in connection with the Merger and the number of shares of Company Common Stock to be issued to Apexigen stockholders shall be rounded down to the nearest whole share. The Exchange Ratio and shares to be issued to Apexigen stockholders in connection with the Merger will be subject to adjustment for stock splits and similar events as provided in the Merger Agreement.

b)

Each option to purchase shares of Apexigen Common Stock (each, an “Apexigen Option”) that is outstanding immediately prior to the Effective Time will be assumed and converted as of the Effective Time into an option to acquire, on substantially similar terms and conditions as were applicable under such Apexigen Option, the number of shares of Company Common Stock determined by multiplying the number of shares of Apexigen Common Stock subject to such Apexigen Option immediately prior to the Effective Time by the Exchange Ratio (rounded down to the nearest whole share), with an exercise price per share equal to the exercise price per share of such Apexigen Option as of immediately prior to the Effective Time, divided by the Exchange Ratio (rounded up to the nearest whole cent).

c)

Each award of restricted stock units of Apexigen (each, an “Apexigen RSU Award”) outstanding as of immediately prior to the Effective Time will be assumed and converted as of the Effective Time into an award of Pyxis Oncology restricted stock units, with substantially similar terms and conditions as were applicable under such Apexigen RSU Award, that covers the number of shares of Company Common Stock determined by multiplying the number of shares of Apexigen Common Stock subject to such Apexigen RSU Award immediately prior to the Effective Time by the Exchange Ratio (rounded down to the nearest whole share).

d)

Each warrant to purchase shares of Apexigen Common Stock (each, an “Apexigen Warrant”) outstanding immediately prior to the Effective Time will be assumed and converted as of the Effective Time into a warrant to acquire, on substantially similar terms and conditions as were applicable under such Apexigen Warrant, a number of shares of Company Common Stock determined by multiplying the number of shares of Apexigen Common Stock subject to such Apexigen Warrant immediately prior to the Effective Time by the Exchange Ratio (rounded down to the nearest whole share), with an exercise price per share equal to the exercise price per share of such Apexigen Warrant as of immediately prior to the Effective Time, divided by the Exchange Ratio (rounded up to the nearest whole cent), with any fractional shares to be dealt with in accordance with the terms of such Apexigen Warrant.

Upon closing of the Merger (the “Closing Date”), Apexigen will become a wholly-owned subsidiary of Pyxis Oncology and Pyxis Oncology’s current stockholders will own approximately 90% of the combined company’s outstanding common stock and Apexigen stockholders will own approximately 10% of the combined company’s outstanding common stock.

Pro Forma Financial Information

The following unaudited pro forma condensed combined financial information is presented to illustrate the effect of the Merger of Pyxis Oncology and Apexigen. The information under the “Unaudited Pro Forma Condensed Combined Balance Sheet” in the table below gives effect to the Merger as if it had taken place on March 31, 2023, the closing date of Pyxis Oncology’s latest period presented and combines the unaudited historical condensed consolidated balance sheet of Pyxis Oncology as of March 31, 2023 with Apexigen’s unaudited historical condensed consolidated balance sheet as of March 31, 2023.

The unaudited pro forma condensed combined statement of operations for the three months ended March 31, 2023 and the year ended December 31, 2022 give effect to the Merger as if it had occurred on January 1, 2022, the first day of Pyxis Oncology’s fiscal year 2022, and combines the historical results of Pyxis Oncology and Apexigen. The unaudited pro forma condensed combined statement of operations for the three months ended March 31, 2023 combines the unaudited historical condensed consolidated statements of operations and comprehensive loss of Pyxis Oncology and Apexigen for the three months ended March 31, 2023. The unaudited pro forma condensed combined statement of operations for the fiscal year ended December 31, 2022, combines the audited historical statements of operations and comprehensive loss of Pyxis Oncology and Apexigen for the year ended December 31, 2022.

The historical financial statements of Pyxis Oncology and Apexigen have been adjusted in the accompanying unaudited pro forma condensed combined financial information to give effect to the transaction accounting adjustments which are necessary to account for the Merger in accordance with U.S. GAAP. The unaudited pro forma condensed combined financial information does not include any adjustments not otherwise described herein. The unaudited pro forma adjustments are based upon available information and certain assumptions that management believes are reasonable.

The adjustments presented to the unaudited pro forma condensed combined financial information have been identified and presented to provide relevant information necessary for an accurate understanding of the combined company upon consummation of the Merger. The unaudited pro forma condensed combined financial information is based on assumptions and adjustments that are described in the accompanying notes. The unaudited pro forma condensed combined financial information is for illustrative purposes only. The financial results may have been different had the companies always been combined. The unaudited pro forma condensed combined financial information should not be relied upon as being indicative of the historical results that would have been achieved had the companies always been combined or the future results that the combined company will experience. The actual amounts recorded as of the completion of the Merger may differ materially from the information presented in the unaudited pro forma combined financial information as a result of the amount of cash used by Apexigen between the signing of the Merger Agreement and the Closing Date, the timing of the closing of the Merger, and other changes in the amounts or estimated fair value of Apexigen’s assets and liabilities prior to the Closing Date. The combined company believes that its assumptions and methodologies provide a reasonable basis for presenting all the significant effects of the transactions based on information available to management at this time and that the unaudited pro forma transaction accounting adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial information should be read in conjunction with:

●	The accompanying notes to the unaudited pro forma condensed combined financial information;

●

The audited historical consolidated financial statements of Pyxis Oncology as of and for the year ended December 31, 2022 and 2021 and the related notes set forth in the Annual Report on Form 10-K filed with the SEC on March 22, 2023, incorporated by reference into this proxy statement/prospectus;

●

The unaudited historical condensed consolidated financial statements of Pyxis Oncology as of and for the three months ended March 31, 2023, and the related notes set forth in the Quarterly Report on Form 10-Q filed with the SEC on May 11, 2023, incorporated by reference into this proxy statement/prospectus;

●

The audited historical consolidated financial statements of Apexigen as of and for the year ended December 31, 2022 and 2021 and the related notes set forth in the Annual Report on Form 10-K filed with the SEC on February 22, 2023, included elsewhere in this proxy statement/prospectus;

●

The unaudited historical condensed consolidated financial statements of Apexigen as of and for the three months ended March 31, 2023, and the related notes set forth in the Quarterly Report on Form 10-Q filed with the SEC on May 15, 2023, included elsewhere in this proxy statement/prospectus; and

●

The disclosures contained in the sections titled “Pyxis Oncology Management’s Discussion and Analysis of Financial Condition and Results of Operations,” incorporated by reference into this proxy statement/prospectus and “Apexigen Management’s Discussion and Analysis of Financial Condition and Results of Operations of Apexigen”, included elsewhere in this proxy statement/prospectus.

PYXIS ONCOLOGY, INC.

Unaudited Pro Forma Condensed Combined Balance Sheet

As of March 31, 2023

(In thousands)

	Historical
	Pyxis Oncology	Apexigen	Transaction Adjustments	Note 4	Pro Forma Combined
Assets
Current assets:
Cash and cash equivalents	$53,059	$12,730	$(655)	(A)(B)	$65,134
Marketable debt securities, short-term	96,290	—	—		96,290
Restricted cash	1,472	—	—		1,472
Prepaid expenses and other current assets	5,361	2,123	—		7,484
Deferred financing costs, current	—	1,776	(1,776)	(C)	—
Total current assets	156,182	16,629	(2,431)		170,380
Property and equipment, net	13,163	—	—		13,163
Operating lease right-of-use assets	13,458	—	—		13,458
Intangible assets, net	—	—	20,218	(D)	20,218
Goodwill	—	—	625	(E)	625
Deferred financing costs, non-current	—	592	(592)	(C)	—
Other assets	—	355	—		355
Total assets	$182,803	$17,576	$17,820		$218,199
Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$4,025	$2,809	$—		$6,834
Accrued expenses and other current liabilities	6,363	5,494	11,917	(F)	23,774
Operating lease liabilities, current portion	1,213	—	—		1,213
Deferred revenue	—	6,150	—		6,150
Total current liabilities	11,601	14,453	11,917		37,971
Operating lease liabilities, net of current portion	19,039	—	—		19,039
Derivative warrant liabilities	—	10	—		10
Total liabilities	30,640	14,463	11,917		57,020
Commitments and contingencies
Stockholders’ equity:
Preferred stock	—	—	—		—
Common stock	37	2	2	(G)	41
Additional paid-in capital	383,108	185,957	(170,812)	(H)	398,253
Accumulated other comprehensive income	696	—	—		696
Accumulated deficit	(231,678)	(182,846)	176,713	(I)	(237,811)
Total stockholders’ equity	152,163	3,113	5,903		161,179
Total liabilities and stockholders’ equity	$182,803	$17,576	$17,820		$218,199

See the accompanying notes to unaudited pro forma condensed combined financial information.

PYXIS ONCOLOGY, INC.

Unaudited Pro Forma Condensed Combined Statement of Operations

For the Three Months Ended March 31, 2023

(in thousands, except share and per share data)

	Historical
	Pyxis Oncology	Apexigen	Transaction Adjustments	Note 4	Pro Forma Combined
Operating expenses:
Research and development	$11,901	$2,937	$—		$14,838
General and administrative	9,053	3,279	—		12,332
Total operating expenses	20,954	6,216	—		27,170
Loss from operations	(20,954)	(6,216)	—		(27,170)
Other income, net:
Interest and investment income	1,673	—	—		1,673
Sublease income	38	—	—		38
Other income, net	—	163	—		163
Total other income, net	1,711	163	—		1,874
Net loss	$(19,243)	$(6,053)	$—		$(25,296)
Net loss per common share - basic and diluted	$(0.54)	$(0.25)	$—		$(0.64)
Weighted average shares of common stock outstanding - basic and diluted	35,351,671	24,156,890	4,275,521	(M)	39,627,192

See the accompanying notes to unaudited pro forma condensed combined financial information.

PYXIS ONCOLOGY, INC.

Unaudited Pro Forma Condensed Combined Statement of Operations

For the year ended December 31, 2022

(in thousands, except share and per share data)

	Historical
	Pyxis Oncology	Apexigen	Transaction Adjustments	Note 4	Pro Forma Combined
Operating expenses:
Research and development	$86,129	$23,035	$1,579	(J)	$110,743
General and administrative	37,352	9,651	4,553	(K)(L)	51,556
Total operating expenses	123,481	32,686	6,132		162,299
Loss from operations	(123,481)	(32,686)	(6,132)		(162,299)
Other income, net:
Interest income	2,764	—	—		2,764
Other income, net	—	617	—		617
Total other income	2,764	617	—		3,381
Net loss	$(120,717)	$(32,069)	$(6,132)		$(158,918)
Net loss per common share - basic and diluted	$(3.65)	$(1.62)	$—		$(4.26)
Weighted average shares of common stock outstanding - basic and diluted	33,033,081	19,787,212	4,275,521	(M)	37,308,602

See the accompanying notes to unaudited pro forma condensed combined financial information.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Note 1. Basis of Presentation

The preceding unaudited pro forma condensed combined financial information has been prepared in accordance with U.S. GAAP and Article 11 of Regulation S-X. The unaudited pro forma condensed combined balance sheet as of March 31, 2023 was prepared using the unaudited historical condensed consolidated balance sheets of Pyxis Oncology and Apexigen as of March 31, 2023. The unaudited pro forma condensed combined statement of operations for the three months ended March 31, 2023 and the unaudited pro forma combined statement of operations for the year ended December 31, 2022 were prepared using the historical unaudited condensed consolidated statements of operations and comprehensive loss of Pyxis Oncology and Apexigen for the three months ended March 31, 2023 and the historical audited consolidated statements of operations and comprehensive loss of Pyxis Oncology and Apexigen for the year ended December 31, 2022 and give effect to the Merger as if it occurred on January 1, 2022.

The Merger is expected to be accounted for as a business combination using the acquisition method with Pyxis Oncology as the accounting acquirer in accordance with Accounting Standards Codification (“ASC”) 805, “Business Combinations”. Under the acquisition method of accounting, the purchase consideration will be allocated to Apexigen’s assets acquired and liabilities assumed based upon their estimated fair values at the Closing Date, which is expected to occur in the third quarter of 2023. Any differences between the estimated fair value of the purchase consideration and the estimated fair value of the assets acquired and liabilities assumed will be recorded to goodwill.

The process of valuing the assets and liabilities of Apexigen immediately prior to the Merger, as well as evaluating accounting policies for conformity, is preliminary. In addition, the acquisition method of accounting requires the acquirer to recognize the consideration transferred at fair value. Because this is a stock transaction, the purchase price fluctuates with changes in Pyxis Oncology’s stock price and the consideration will be fixed on the Closing Date. The actual accounting may vary based on final analyses of the valuation of assets acquired and liabilities assumed, which could be material. Pyxis Oncology will finalize the accounting for the Merger as soon as practicable within the measurement period in accordance with ASC 805, but in no event later than one year from the Closing Date.

Both Pyxis Oncology’s and Apexigen’s historical financial statements were prepared in accordance with U.S. GAAP and presented in U.S. dollars. The unaudited pro forma condensed combined financial information presented is for informational purposes only and not necessarily indicative of the financial position or results of operations that would have been realized if the Merger had been completed on the dates set forth above, nor is it indicative of the future results or financial position of the combined company.

The unaudited pro forma condensed combined financial information does not reflect any expected cost savings, or operating synergies that the combined company may achieve as a result of the Merger, any restructuring or other costs to integrate the operations of Pyxis Oncology and Apexigen or the costs necessary to achieve any such cost savings, or operating synergies.

Note 2. Preliminary Purchase Price

Pursuant to the Merger Agreement, at the Closing Date, Pyxis Oncology expects to issue to Apexigen stockholders a number of shares of Pyxis Oncology’s common stock representing approximately 10% of the outstanding shares of the common stock of the combined company. The Apexigen Common Stock that is issued and outstanding immediately prior to the Effective Time will automatically be converted into the right to receive 0.1725 shares of common stock, par value $0.001 per share, of Pyxis Oncology. The estimated preliminary purchase price is calculated based on the fair value of the common stock of the combined company that Apexigen stockholders will own as of the Closing Date. Accordingly, the accompanying unaudited pro forma condensed combined financial information reflects an estimated purchase price of approximately $15.1 million, which consists of the following (in thousands, except share, per-share information and the exchange ratio):

Amount
Apexigen Common Stock outstanding as of June 5, 2023 (i)	24,785,634
Exchange ratio	0.1725
Estimated equivalent Pyxis Oncology Common Stock to be issued to Apexigen stockholders	4,275,521
Closing price of Pyxis Oncology Common Stock on June 5, 2023 (ii)	$3.19
Estimated Merger Consideration	$13,639
Estimated fair value of replacement Apexigen Options attributable to pre-combination service (iii)	50
Estimated fair value of replacement Apexigen RSUs attributable to pre-combination service (iv)	444
Estimated fair value of Apexigen Warrants (v)	1,011
Preliminary estimated purchase price	$15,144

(i)

The final purchase price will be determined based on the number of shares of Apexigen Common Stock of the combined company that Apexigen stockholders own as of the Closing Date. For purposes of this unaudited pro forma condensed combined financial information, the estimated number of shares represents 24,785,634 shares of Apexigen Common Stock outstanding as of June 5, 2023, the most recent practicable date before the filing date.

(ii)

The estimated purchase price was based on the closing price of Pyxis Oncology Common Stock as reported on The Nasdaq Global Select Market on June 5, 2023, the most recent practicable date before the filing date. The final purchase price will be based on the number of shares and fair market value of Pyxis Oncology Common Stock outstanding immediately prior to the Closing Date and could result in a purchase price different from that assumed in this unaudited pro forma condensed combined financial information, and that difference may be material.

(iii)

Pursuant to the Merger Agreement, at the closing of the Merger, Pyxis Oncology will replace all outstanding Apexigen Options into Pyxis Oncology stock options, on substantially similar terms and conditions as were applicable under such Apexigen Option, by applying the Exchange Ratio. At the Closing Date, Pyxis Oncology will replace approximately 4,471,403 Apexigen Options with approximately 771,317 Pyxis Oncology stock options. The acquisition date fair value of the Apexigen Options replaced with Pyxis Oncology’s stock options is determined by the Black-Scholes option-pricing model and the acquisition date fair value attributable to the pre-combination services of $50 thousand is included in the estimated purchase price.

Additionally, pursuant to the change-in-control provisions in the employment contracts with certain Apexigen employees, unvested Apexigen Options granted to Apexigen executive officers and certain employees will be vested in full upon closing of the Merger. Accordingly, these Apexigen Options will not require post-combination service and no stock compensation expense has been recorded in the unaudited pro forma condensed combined statement of operations.

(iv)

Pursuant to the Merger Agreement, at the Closing Date, Pyxis Oncology will replace all Apexigen RSU Awards outstanding immediately prior to the Effective Time into Pyxis Oncology restricted stock units, on substantially similar terms and conditions as were applicable under such Apexigen RSU Award, by applying the Exchange Ratio. At the closing of the Merger, Pyxis Oncology will replace approximately 807,639 Apexigen RSU Awards with approximately 139,317 Pyxis Oncology restricted stock units. The acquisition date fair value of the Apexigen RSU Awards replaced with Pyxis Oncology’s restricted stock units was based on the closing price of Pyxis Oncology Common Stock as reported on The Nasdaq Global Select Market on June 5, 2023, the most recent practicable date before the filing date. The acquisition date fair value attributable to the pre-combination services of $0.4 million is included in the estimated purchase price.

Additionally, pursuant to the change-in-control provisions in the employment contracts with certain Apexigen employees, unvested Apexigen RSU Awards granted to Apexigen executive officers and certain employees will be vested in full upon closing of the Merger. Accordingly, these Apexigen RSU Awards will not require post-combination service and no stock compensation expense has been recorded in the unaudited pro forma condensed combined statement of operations.

(v)

Pursuant to the Merger Agreement, at the Closing Date, Pyxis Oncology will assume and convert all Apexigen Warrants outstanding immediately prior to the Effective Time into a warrant to acquire, on substantially similar terms and conditions as were applicable under such Apexigen Warrant, by applying the Exchange Ratio. At the closing of the Merger, Pyxis Oncology will replace approximately 5,692,113 Apexigen Warrants with approximately 981,889 Pyxis Oncology warrants. The acquisition date fair value of the Apexigen Warrants assumed and converted to Pyxis Oncology warrants is $1.0 million, which is included in the estimated purchase price. The fair value of these replaced warrants is determined using the Black-Scholes option-pricing model and the following assumptions:

	Assumptions
Expected term (in years)	4.17	–	5.00
Expected volatility	92.66%	-	96.23%
Risk-free interest rate	3.70%	-	3.84%
Expected dividend yield		0.00%

The actual purchase price may vary based on the number of outstanding shares of Apexigen Common Stock and the number of outstanding Apexigen Options, Apexigen RSU Awards and Apexigen Warrants, as well as Pyxis Oncology’s share price, at the Closing Date as described above, and that difference could be material. As such, the estimated purchase price reflected in the unaudited pro forma condensed combined financial information does not purport to represent what the actual purchase price will be when the Merger is completed.

Because the estimated purchase price is dependent on the market price of Pyxis Oncology Common Stock, the preliminary estimated purchase price could fluctuate significantly based on changes in the share prices of Pyxis Oncology Common Stock up to the Closing Date. A sensitivity analysis related to the fluctuation in the share price of Pyxis Oncology Common Stock was performed to assess the impact a hypothetical change of 10% on the closing price of Pyxis Oncology Common Stock on June 5, 2023 would have on the estimated purchase price as of the Closing Date. The following table illustrates the effect of changes in the share price of Pyxis Oncology Common Stock and the resulting impact on the estimated total purchase price (in thousands, except for per share price):

	Stock Price	Estimated purchase price
As presented	$3.19	$15,144
10% increase	$3.51	$16,603
10% decrease	$2.87	$13,487

Note 3. Preliminary Purchase Price Allocation

The following table provides an estimated preliminary pro forma purchase price allocation, which is subject to change upon a completed valuation of the assets acquired and liabilities assumed as of the Closing Date. The preliminary purchase price allocation assumes as if the Merger had been completed on March 31, 2023 (in thousands):

Amount
Assets acquired:
Cash and cash equivalents (i)	$12,165
Prepaid expenses and other current assets	2,123
Other assets	355
Total identifiable assets	14,643
Liabilities assumed:
Accounts payable	(2,809)
Accrued liabilities (ii)	(11,373)
Deferred revenue (iii)	(6,150)
Derivative warrant liabilities	(10)
Total identifiable liabilities	(20,342)

In-process research and development (“IPR&D) (iv)	20,218
Goodwill (v)	625
Total preliminary purchase price	$15,144

(i)

On February 26, 2023, Apexigen approved a retention plan in connection with the corporate restructuring in order to retain certain employees required to explore strategic alternatives and maintain operations as it explores those strategic alternatives. These employees were granted cash retention bonuses, which will become payable upon the earliest of the occurrence of (i) certain actions relating to a strategic transaction, (ii) June 30, 2023 and/or September 30, 2023, depending on the employee, and (iii) such employee’s earlier termination, subject to certain exceptions. In connection with the Merger Agreement, these cash retention bonuses became payable, of which $0.2 million was paid by Apexigen post March 31, 2023. The remaining $0.4 million will be paid by Apexigen on or before the Closing Date.

(ii)

The unaudited pro forma condensed combined financial information presented includes liabilities assumed of Apexigen which includes $5.9 million of transaction costs incurred since March 31, 2023 or expected to be incurred by Apexigen, in connection with the Merger, such as advisor fees, legal fees, printer fees, accounting expenses and the cost of Apexigen’s Directors and Officers insurance policy.

(iii)

The unaudited pro forma condensed combined financial information presented reflects the early adoption of Accounting Standards Update (“ASU”) 2021-08, Accounting for Contract Assets and Contract Liabilities from Contracts with Customers. Under this new standard, deferred revenue acquired in a business combination is measured pursuant to ASC 606, Revenue from Contracts with Customers, rather than at its assumed acquisition date fair value. Pyxis Oncology early adopted the requirements of ASU 2021-08 and is required to apply the amendments prospectively to all business combinations that occurred on or after April 1, 2023. The adoption of the standard will have no retrospective impact to Pyxis Oncology’s or Apexigen’s historical financial statements.

Deferred revenue represents sales-based product royalty payments received under an existing out-licensing agreement for which management determined that the variable consideration was fully constrained as there have been disputes from the counterparty over the obligation to pay Apexigen such royalties under the out-licensing agreement.

(iv)

IPR&D represents the research and development assets of Apexigen which were in-process, but not yet completed, and which Pyxis Oncology has the opportunity to advance. Under ASC 805, acquired IPR&D assets cannot be written off upon acquisition. Instead, acquired IPR&D assets are required to be measured at their acquisition date fair value and considered indefinite-lived intangible assets until the completion or abandonment of the associated research and development efforts. The fair value of acquired IPR&D is estimated based on a market benchmark of prior transactions within the biotech industry with similar size companies having a similar asset profile. The final fair value of the acquired IPR&D could differ significantly from the current estimate.

(v)

Goodwill is calculated as the difference between the preliminary estimate of the fair value of the consideration transferred and the preliminary estimates of the fair value assigned to the assets acquired and liabilities assumed. The fair value estimate for goodwill is preliminary. The final determination of fair value of goodwill remains subject to change.

The assumed accounting for the Merger, including the preliminary purchase price, is based on provisional amounts, and the associated purchase accounting is not final. The preliminary allocation of the purchase price to the acquired assets and liabilities assumed was based upon the preliminary estimate of the fair values. The final determination of the purchase price allocation is anticipated to be completed as soon as practicable after completion of the transaction and will be based on the fair values of the assets acquired and liabilities assumed as of the Closing Date. The final amounts allocated to assets acquired and liabilities assumed could differ materially from the amounts presented in the unaudited pro forma condensed combined financial information.

Note 4 – Pro Forma Adjustments

The pro forma adjustments were based on the preliminary information available at the time of the preparation of the unaudited pro forma condensed combined financial information. The unaudited pro forma condensed combined financial information, including the notes thereto, are qualified in their entirety by reference to, and should be read in conjunction with, the separate historical audited financial statements of Pyxis Oncology and Apexigen for the year ended December 31, 2022 and the unaudited historical condensed consolidated financial statements of Pyxis Oncology and Apexigen for the three months ended March 31, 2023 which are incorporated by reference or included elsewhere in this proxy statement/prospectus.

Adjustments to the Unaudited Pro Forma Condensed Combined Balance Sheet as of March 31, 2023

The following pro forma adjustments included in the pro forma condensed combined balance sheet assume that the Merger was consummated on March 31, 2023, and are based on preliminary estimates that could change materially as additional information is obtained:

(A)

Reflects a reduction to cash and cash equivalents of $0.1 million to refund remaining Apexigen Employee Stock Purchase Plan (“ESPP”) cash contributions due back to eligible Apexigen employees upon termination of the ESPP at the Closing Date.

(B)

Reflects a reduction to cash and cash equivalents of $0.6 million for cash retention bonuses payable in cash by Apexigen to certain Apexigen employees. See Note 3 (i), “Preliminary Purchase Price Allocation” for further detail.

(C)	Reflects the elimination of deferred financing fees as the amount does not represent an asset for which fair value would be ascribed in purchase accounting.

(D)

Reflects the identifiable intangible assets in the amount of $20.2 million, which represent Apexigen’s in-process development of clinical assets, intellectual properties and its technology, collectively, IPR&D, acquired at the Closing Date. The fair values of the identifiable intangible assets acquired are based on preliminary estimates using assumptions that are believed to be reasonable and based on information that is currently available. See Note 3 (iv), “Preliminary Purchase Price Allocation” for further detail.

(E)

Reflects adjustments to recognize preliminary estimated goodwill of $0.6 million. Goodwill represents the excess of the purchase price of $15.1 million over the preliminary fair value of Apexigen’s underlying net tangible and identifiable intangible assets net of liabilities of $14.5 million. See Note 3 (v), “Preliminary Purchase Price Allocation” for further detail.

(F)	Reflects the preliminary adjustments to accrued expenses and other current liabilities for the following (in thousands):

Amount
Pro forma adjustments:
Estimated Pyxis Oncology transactions costs (i)	$850
Estimated liability for Apexigen transaction costs (ii)	5,879
Estimated severance costs for Apexigen employees (iii)	5,283
Eliminate ESPP liability (iv)	(95)
Net pro forma adjustment to accrued expenses and other current liabilities	$11,917

(i)

Reflects estimated, non-recurring transaction costs of $0.9 million incurred since March 31, 2023 or expected to be incurred by Pyxis Oncology, in connection with the Merger, such as legal fees, printer fees, and accounting expenses. As of March 31, 2023, Pyxis Oncology did not incur transaction costs in connection with the Merger, therefore, no related costs have been included in the historical financial statements.

(ii)

Reflects Apexigen’s estimated, non-recurring transaction costs of $5.9 million incurred since March 31, 2023 or expected to be incurred by Apexigen, in connection with the Merger. See Note 3(ii), “Preliminary Purchase Price Allocation” for further detail.

(iii)

Reflects estimated, non-recurring severance costs of $5.3 million resulting from pre-existing employment agreements of certain Apexigen executive officers and employees. The pre-existing agreements result in the payment of severance and benefits upon multiple triggers, including a change-in-control and termination by the acquirer. As a result, this amount reflects the expected severance expense to be recorded by Pyxis Oncology as a result of probable terminations that will occur in connection with or after completion of the Merger.

(iv)	Reflects the elimination of the liability related to the ESPP, which will terminate in connection with the Merger.

(G)

Reflects the preliminary adjustments to eliminate Apexigen’s historical common stock and record the par value of the estimated Pyxis Oncology Common Stock issued to acquire Apexigen (in thousands): See Note 2, “Preliminary Purchase Price” for further detail.

Amount
Pro forma adjustments:
Eliminate historical Apexigen Common Stock	$(2)
Record par value of estimated shares of Pyxis Oncology Common Stock issued to acquire Apexigen (i)	4
Net pro forma adjustment to common stock	$2

(i)	Reflects issuance of 4,275,521 shares of Pyxis Oncology Common Stock to Apexigen stockholders as purchase price to acquire Apexigen.

(H)	Reflects the preliminary adjustments to additional paid-in capital for the following (in thousands):

Amount
Pro forma adjustments:
Eliminate Apexigen’s historical additional paid-in-capital	$(185,957)
Estimated fair value of replacement Apexigen Options attributable to pre-combination service (i)	50
Estimated fair value of replacement Apexigen RSUs attributable to pre-combination service (ii)	444
Estimated fair value of Apexigen Warrants (iii)	1,011
Record issuance of shares under the ESPP, post March 31, 2023 (iv)	5
Record estimated purchase consideration in excess of the par value of Pyxis Oncology Common Stock issued to acquire Apexigen (v)	13,635
Net pro forma adjustment to additional paid-in capital	$(170,812)

(i)

Reflects $50 thousand of consideration transferred related to the pre-combination service of the replacement stock options granted to Apexigen employees by Pyxis Oncology, including Apexigen Options accelerated under pre-existing employment agreements with certain Apexigen executives. See Note 2(iii), “Preliminary Purchase Price” for further detail.

(ii)

Reflects $0.4 million of consideration transferred related to the pre-combination service of the replacement RSUs granted to Apexigen employees by Pyxis Oncology, including Apexigen RSU Awards accelerated under pre-existing employment agreements with certain Apexigen executives. See Note 2(iv), “Preliminary Purchase Price” for further detail.

(iii)

Reflects $1.0 million of acquisition date fair value of Apexigen Warrants assumed and converted into Pyxis Oncology warrants upon closing of the Merger. See Note 2(v), “Preliminary Purchase Price” for further detail.

(iv)	Reflects issuance of shares under the ESPP to eligible employees, post March 31, 2023 and prior to terminating the existing the ESPP in connection with the Merger.

(v)	Represents the estimated purchase price in excess of the par value of Pyxis Oncology Common Stock issued to acquire Apexigen. See Note 2, “Preliminary Purchase Price” for further detail.

(I)	Reflects the preliminary adjustments to accumulated deficit for the following (in thousands):

Amount
Pro forma adjustments:
Eliminate Apexigen’s accumulated deficit	$182,846
Estimated Pyxis Oncology transaction costs (i)	(850)
Estimated severance costs for Apexigen employees (ii)	(5,283)
Net pro forma adjustment to accumulated deficit	$176,713

(i)	Reflects estimated, non-recurring transaction costs to be incurred by Pyxis Oncology post March 31, 2023, in connection with the Merger. See adjustment (F)(i) above for further detail.

(ii)

Reflects estimated, non-recurring severance costs of $5.3 million for Apexigen employees that will be incurred by Pyxis Oncology, in accordance with employment and related agreements that were executed in advance of the Merger. Refer to adjustment (F)(iii) for further detail.

Adjustments to the Unaudited Pro Forma Condensed Combined Statement of Operations

The following pro forma adjustments included in the pro forma condensed combined statement of operations assume that the Merger was consummated on January 1, 2022, and are based on preliminary estimates that could change materially as additional information is obtained.

(J)

Reflects estimated, non-recurring severance costs of $1.6 million related to planned termination of Apexigen employees within the research and development function, by Pyxis Oncology post-closing of the Merger, in accordance with employment and related agreements that were executed in advance of the Merger. Refer to adjustment (F)(iii) for further detail.

(K)

Reflects estimated, non-recurring severance costs of $3.7 million related to planned termination of Apexigen employees within the general and administration function, by Pyxis Oncology post-closing of the Merger, in accordance with employment and related agreements that were executed in advance of the Merger. Refer to adjustment (F)(iii) for further detail.

(L)

Reflects estimated, non-recurring transaction costs of $0.9 million incurred since March 31, 2023 or expected to be incurred by Pyxis Oncology, in connection with the Merger, such as legal fees, printer fees, and accounting expenses. Refer to adjustment (F)(i) for further detail.

(M)

The pro forma combined basic and diluted earnings per share have been adjusted to reflect the pro forma net loss for the year ended December 31, 2022 and the three months ended March 31, 2023. In addition, the number of shares used in calculating the pro forma combined basic and diluted net loss per share has been adjusted to reflect the estimated total number of shares of common stock of the combined company that would be outstanding as of the Closing Date. For the year ended December 31, 2022 and the three months ended March 31, 2023, the pro forma weighted average shares outstanding has been calculated as follows:

	Three Months Ended March 31, 2023	Year Ended December 31, 2022
Pyxis Oncology’s weighted average shares outstanding	35,351,671	33,033,081
Estimated shares of Pyxis Oncology Common Stock to be issued to Apexigen stockholders upon closing of the Merger	4,275,521	4,275,521
Pro forma combined weighted average number of shares of common stock outstanding —basic and diluted	39,627,192	37,308,602

Note 5 – Income Taxes

Both Pyxis Oncology and Apexigen have a history of generating net operating losses and maintain a full valuation allowance against their net deferred tax assets. As a result, both entities have not previously reflected an income tax benefit or expense within the financial statement period presented. Management has not identified any changes to the income tax positions due to the Merger that would result in an incremental tax expense or benefit. Accordingly, no tax-related adjustments have been reflected for the pro forma adjustments.

Additionally, Pyxis Oncology has considered the impact of the business combination fair value and other pro forma adjustments that impact current and deferred taxes, and due to the significant valuation allowances, no adjustments to current or deferred taxes are needed (but will have certain presentational adjustments in the deferred tax component section of footnotes). As such, post-closing of the Merger there will be a full valuation allowance against deferred tax assets resulting in no overall impact on deferred taxes.